12/9/2016

לכבוד
מר אילן גרזי, עו"ד
משרד פרל, כהן צדק ברץ
פקס: 03-6073778.

שלום רב,

הנדון: **<u>אסיפת חברה – 22/9/16 של חברת ביונדווקס פארמצבטיקה בע"מ – נייר עמדה</u>**

הריני להודיעכם את עמדתי לפיה אני מתנגד נחרצות לכל שימוש שהוא שבכוונת החברה לעשות במנגנון הפרוקסי של ניירות ה- ADS (שיבחרו שלא להצביע באסיפה הקרובה). הנני מוצא טעם לפגם, בלשון המעטה, לשימוש בכלי זה שלמעשה מרוקן מתוכן את אסיפת בעלי המניות ומעביר בפועל לידי מנכ"ל החברה ודירקטוריון החברה את השליטה באסיפה, בניגוד לכללי ממשל תאגידי תקין.

לאור האמור לעיל, הנני להודיעכם בזאת כי -

1. אני מתנגד להארכת הסכם העסקתו של המנכ"ל מר רון בבקוב.
2. אנו מתנגד לכל שינוי שהוא במידניות התגמול של החברה ובכלל זה הכללת מנגנון גלולת רעל, כפי שמוצע.
3. אנו מתנגדים לכך שתבוצע הצבעה ע"י החברה בשם המחזיקים של ניירות ה- ADS שלא יצביעו בעצמם.

רצ"ב אישור הבעלות שלי במניות

רמי אפשטיין

IBI
שירותי בורסה

אישור בעלות

שם חבר הבורסה: שרותי בורסה והשקעות בישראל אי.בי.אי. בע"מ

שם החברה - **ביונדווקס פרמצבטיקה בע"מ**
מס חברה- 512112806

פרטי בעל/י המניות

שם בעל המניות - **אפשטיין רמי ועלית**

ה.פ /ת"ז- אפשטיין רמי – 057825473
ה.פ /ת"ז - אפשטיין עלית מרים - 58305905

המועד שלגביו ניתן אישור הבעלות - **25/08/2016** (מועד היום הקובע)

פרטים על ני"ע

שם נייר הערך- **ביונדווקס** - מספר המניות- **1,335,000**

מספרו בבורסה (ני"ע) - 01105204

חתימת חבר הבורסה

שירותי בורסה והשקעות בישראל
אי.בי.אי. בע"מ

תאריך : 28/08/16